

June 6, 2013

<u>Via E-mail</u>
Karen Dykstra
Chief Financial Officer
AOL Inc.
770 Broadway
New York, NY 10003

> **Re: AOL Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-34419**

Dear Ms. Dykstra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview</u>

<u>Trends, Challenges and Uncertainties Impacting Our Business, page 31</u>

1. Your discussion of trends, challenges and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. Tell us what consideration you gave to quantifying how the items identified have contributed to your historical performance and are expected to impact future results, to the extent reasonably available. For example, consider discussing the historical and expected concentrations in programmatic buying of advertising inventory and sales of premium formats and video, including the related impact on pricing and margins. Refer to Item 303(a)(3)(ii) of

Regulation S-K and Sections III.A and III.B.3 of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Key Metrics, page 34

2.   In the second paragraph of this section, you state that you "can provide no assurance as to the accuracy" of certain metrics included in your annual report. Your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2013 contains similar language. Information in your periodic reports must be based on reasonable and sound assumptions. Please ensure that future filings do not suggest that you could lack a reasonable belief as to the accuracy and completeness of metrics in the filing.

Consolidated Results of Operations

Revenues, page 35

3.   We note that you refer to multiple contributing and offsetting factors that contributed to the changes in revenue. Tell us what consideration you gave to providing an indication of the magnitude of each of the factors or events you identify. Your discussion should also specifically quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume. For example, consider quantifying the increase in Third Party Network revenue from the increase in the number of publishers and from the increase in sales of premium packages and products. Also consider quantifying the extent that the decline in domestic display revenue from more impressions moving to Third Party Networks were offset by both the increase in sales of premium formats and video and the growth in revenue from Patch. Also consider whether any additional items may be quantified in your discussion of segment results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835, Management's Discussion and Analysis of Financial Condition and Results of Operations.

Segment Results of Operations, page 46

4.   MD&A should provide a balanced view of the underlying dynamics of your business, including disclosure of all key variables and other factors that management uses to manage the business that would be material to investors. Tell us what consideration you gave to disclosing and analyzing key trends and indicators of financial condition and operating performance underlying your segment performance resulting from the performance of each of the website properties included in each segment. In this regard, we note, for example, from your earnings call on May 8, 2013 that the Brand Group "encompasses a number of brands in different stages of their life cycles and some contributing to the overall brand profitability more than others." Consider whether you

should discuss the key financial or non-financial metrics that management uses to measure profitability or performance for the individual brands. Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K and Sections III.B of SEC Release No. 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 13 – Segment Information, page 98

5.   Tell us what consideration you gave to disclosing revenue from external customers for each product and service or each group of similar products and services for each period presented. In this regard, we note that you highlight the significant products or services included in each segment in the table in your earnings release on Form 8-K filed February 8, 2013. Refer to ASC 280-10-50-40.

Item 11. Executive Compensation, page 108 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed March 20, 2013)

Executive Compensation

Compensation Discussion and Analysis

Long-Term Incentives, page 47

6.   Your disclosure here, and on pages 55 through 64, does not appear to discuss the specific reasons for the size of the equity grants to each of your named executive officers. For example, it is unclear why you awarded equity to named executive officers that entered into new employment agreements, why you granted Mr. Brown and Ms. Jacobs annual 2012 equity grants, and how you determined the amounts awarded. Although you state that you reviewed peer group and salary survey data and the actual number of shares subject to each type of award "was determined in a manner similar to that for Mr. Armstrong's awards," you do not appear to explain how you determined the "approved value" for each named executive officer, including Mr. Armstrong. Please address this in future filings. See Item 402(b) of Regulation S-K.

Item 15. Exhibits Financial Statement Schedules, page 109

7.   You state that the agreements filed as exhibits are not intended to provide factual information or other disclosure and that investors and security holders should not rely on them. We note similar language in the Exhibits section of your quarterly report on

Form 10-Q for the fiscal quarter ended March 31, 2013. Please ensure that future filings do not suggest that agreements filed as exhibits do not constitute disclosure about the company and may not be relied upon. Statements that other disclosure regarding the company included or incorporated in your periodic reports may supplement, update or modify the disclosure in the exhibits may be appropriate. In addition, statements about the intent of the parties with respect to the information in the exhibits at the time of execution may also be appropriate. For guidance, refer to SEC Release No. 34-51283.

8.   You also state that the representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Please confirm that you considered whether additional specific disclosure of information regarding contractual provisions was necessary to ensure that the disclosure in your filings was not misleading. For guidance, refer to SEC Release No. 34-51283.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or, in her absence, Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief